SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

SuccessFactors, Inc.

(Name of Subject Company (Issuer))

Saturn Expansion Corporation

a wholly-owned subsidiary of

SAP America, Inc.

an indirectly wholly-owned subsidiary of

SAP AG

(Name of Filing Persons, Offerors)

Common Stock, par value $0.001 per share,

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Michael Junge

Executive Vice President and General Counsel

SAP AG

Dietmar-Hopp-Allee 16

D-69190 Walldorf

Federal Republic of Germany

+49 6227 74 7474

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

A. Peter Harwich

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

Telephone: (212) 610-6300

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,819,221,880	$437,682.83

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $40.00, the per share tender offer price, by shares of common stock of SuccessFactors, Inc., which includes (a) 84,801,782 shares of common stock issued and outstanding (including shares of restricted stock, but excluding treasury shares), (b) 6,130,344 shares of common stock subject to outstanding stock options with an exercise price less than $40.00 and (c) 4,548,421 restricted stock units outstanding.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by .00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $437,682.83	Filing Party: Saturn Expansion Corporation
Form or Registration No.: Schedule TO-T	Date Filed: December 16, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 16, 2011 (as amended or supplemented, the “Schedule TO”) by Saturn Expansion Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”) and an indirectly wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”). The Schedule TO relates to the offer by the Purchaser to purchase all issued and outstanding shares of common stock of SuccessFactors, Inc., a Delaware corporation (“SuccessFactors”), par value $0.001 per share (the “SuccessFactors Common Stock” or the “Shares”), at a price of $40.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated December 16, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

(1) The seventh paragraph of Section 15 – “Legal Matters; Required Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

German Antitrust Laws. The German Act against Restraints of Competition requires SAP AG and SuccessFactors to file a notification with the Federal Cartel Office (“FCO”) and provides that the acquisition of Shares in the Offer shall not occur until a one month waiting period, or in case of an in-depth investigation, a waiting period of four months, from submission of a complete notification to the FCO has expired or otherwise terminated. SAP AG submitted the filing in Germany on December 14, 2011 and received a clearance decision of the FCO on January 16, 2012.

(2) The tenth paragraph of Section 15 – “Legal Matters; Required Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Colombian Antitrust Law. Colombian Law 1340/09 and related decrees require SAP AG and SuccessFactors to file a notification with the Colombian Superintendent of Industry and Commerce (“SIC”) and provides that the acquisition of Shares in the Offer will be automatically approved and the parties are not precluded from closing the Offer or the Merger if the parties’ market shares are below 20% of the relevant market. SAP AG filed the notice on behalf of itself and SuccessFactors on December 27, 2011 and is satisfied that the parties’ market shares are below the 20% threshold.

(3) The twelfth paragraph of Section 15 – “Legal Matters; Required Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

European Union Antitrust Laws. Under Article 22 of Council Regulation EC No. 139/2004 (the “EC Merger Regulation”), the Offer may be referred by the competition authority of any Member State of the European Union to the European Commission (the “EC”) for review in lieu of review by the Member States. In the event the EC accepts the referral, the purchase of Shares pursuant to the Offer may not be completed before it is notified to the EC and the EC has declared, or been deemed to have declared, that the transaction is compatible with the common market. Under the provisions of the EC Merger Regulation, the initial (Phase I) review period is 25 working days. If the EC has serious doubts whether a notified transaction is compatible with the common market, it may initiate Phase II proceedings, which last an additional 90 to 125 working days. The EC could prohibit the transaction by declaring that the concentration is incompatible with the common market or the EC could require, as a condition to clearance, a remedy such as the divestiture of shares of Common Stock acquired by the Purchaser or the divestiture of substantial assets of SAP AG or its subsidiaries, or of SuccessFactors or its subsidiaries. No referral by the competition authority of any Member State to the EC for review in lieu of the review by the Member State has been requested.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(I) Press release issued by SAP AG on January 17, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2012
SATURN EXPANSION CORPORATION

	By:	/s/ Brad C. Brubaker
Name: Brad C. Brubaker
Title: Secretary

SAP AMERICA, INC.

	By:	/s/ Brad C. Brubaker
Name: Brad C. Brubaker
Title: Secretary

SAP AG

	By:	/s/ Michael Ploetner
Name: Michael Ploetner
Title: Authorized Signatory

	By:	/s/ Wendy Boufford
Name: Wendy Boufford
Title: Authorized Signatory

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated December 16, 2011.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press release issued by SAP AG and SuccessFactors on December 3, 2011, incorporated herein by reference to the Form 6-K furnished by SAP AG, SAP America and the Purchaser on December 5, 2011.

(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on December 16, 2011.

(a)(5)(C)*	Press release issued by SAP AG on December 16, 2011.

(a)(5)(D)*	Complaint captioned Federic Peretti v. Douglas J. Burgum et al., Case No. CIV510279 filed on December 8, 2011 in the Superior Court of the State of California – County of San Mateo, incorporated herein by reference to the Schedule 14D-9 filed by SuccessFactors on December 16, 2011.

(a)(5)(E)*	Complaint captioned Steamfitters Local 449 Pension Plan v. Douglas J. Burgum et al., Case No. CIV510436 filed on December 14, 2011 in the Superior Court of the State of California – County of San Mateo, incorporated herein by reference to Amendment No. 1 to the Schedule 14D-9 filed by SuccessFactors on December 21, 2011.

(a)(5)(F)*	Press release issued by SAP AG on December 27, 2011.

(a)(5)(G)*	Consolidated complaint captioned In re SuccessFactors, Inc. Shareholders Litigation, Case No. CIV510279, filed on January 5, 2012 in the Superior Court of the State of California – County of San Mateo, incorporated herein by reference to Amendment No. 3 to the Schedule 14D-9 filed by SuccessFactors on January 11, 2012.

(a)(5)(H)*	Complaint captioned Sanjay Israni v. Lars Dalgaard et al., Case No. 12-CV-0076-JSW, filed on January 5, 2012 in the United States District Court for the Northern District of California, incorporated herein by reference to Amendment No. 3 to the Schedule 14D-9 filed by SuccessFactors on January 11, 2012.

(a)(5)(I)	Press release issued by SAP AG on January 17, 2012.

(b)(1)*	Euro 1 billion Credit Facility Agreement dated December 3, 2011, among SAP AG, as borrower, J.P. Morgan Limited as mandated lead arranger, the financial institution listed in Schedule 1 as original lender, and J.P. Morgan Europe Limited, as agent.

(d)(1)*	Agreement and Plan of Merger dated as of December 3, 2011 by and among SAP America, the Purchaser and SuccessFactors incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SuccessFactors on December 5, 2011.

(d)(2)*	Mutual Non-Disclosure Agreement effective as of October 20, 2011 between SAP AG and SuccessFactors.

(d)(3)*	Exclusivity Agreement dated as of November 9, 2011 between SAP AG and SuccessFactors.

(g)	Not applicable.

(h)	Not applicable.

99.2*	Power of Attorney

*	Filed Previously